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January 10, 2024

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Soares and Christina Chalk

Re:	AstraZeneca PLC Icosavax, Inc. Schedule TO-T filed December 27, 2023 File No. 005-92771

Dear Mr. Soares and Ms. Chalk:

On behalf of AstraZeneca PLC, AstraZeneca Finance and Holdings Inc., and Isochrone Merger Sub Inc. (collectively, “AstraZeneca”), we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 4, 2024 (the “Comment Letter”), regarding AstraZeneca’s Schedule TO-T, which was filed with the Commission on December 27, 2023 (the “Schedule TO”).

Set forth below are AstraZeneca’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the Staff’s comments are reproduced in bold below, followed by AstraZeneca’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, AstraZeneca is concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”), which reflects revisions in response to the Comment Letter. All page references herein correspond to the page of the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO (as amended, the “Offer to Purchase”). Terms not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.

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Summary Term Sheet, page 1

1.	Please revise your disclosure under the caption “Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?” and in Section 15 to address the percentage ownership of the Supporting Stockholders who are committed to tendering into the Offer.

AstraZeneca Response: In response to the Staff’s comment, AstraZeneca has revised the disclosures on pages 5 and 55 of the Offer to Purchase.

2.	Please expand your disclosure on page 3 and elsewhere to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) for payments to be issued under the terms of the CVRs. For example, please provide specific disclosure about the current status of the development of the Company’s candidate vaccine, IVX-A12 or any other Product of the Company. Your revised and expanded disclosure should also outline the efforts Parent is required to make to achieve the Milestones under the terms of the CVR Agreement, including the resources it must expend to do so and how those resources relate to the amount needed to achieve either of the Milestones. Finally, summarize the information (if any) CVR holders are entitled to receive about Parent’s efforts to achieve the Milestones and any remedies CVR holders may have (or lack thereof) to enforce Parent’s obligations.

AstraZeneca Response: In response to the Staff’s comment, AstraZeneca has revised the disclosures on pages 3, 50, and 51 of the Offer to Purchase.

Acceptance for Payment and Payment for the Shares, page 14

3.	On pages 14 and 16, the disclosure states that “tendering stockholders may be paid at different times depending upon when” the relevant documents are received by the Depositary. Please explain why payments would be made at different times if all necessary materials must be received by the Depositary “prior to the Expiration Time” as indicated on page 16 (Procedures for Accepting the Offer and Tendering Shares) and elsewhere (emphasis added).

AstraZeneca Response: In response to the Staff’s comment, AstraZeneca has revised the disclosures on pages 14 and 16 of the Offer to Purchase to delete the quoted language.

CVR Agreement, page 50

4.	Refer to the last paragraph in this section on page 51 and the statement there that the description of the CVR Agreement “does not purport to be complete.” While a summary is necessarily a condensed version of disclosure that appears elsewhere, it should describe the material terms of the CVRs. Please modify to avoid characterizing the disclosure here as incomplete.

AstraZeneca Response: In response to the Staff’s comment, AstraZeneca has revised the disclosure in the last paragraph of page 51 of the Offer to Purchase.

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Conditions of the Offer, page 54

5.	We note the disclosure in the first paragraph in this section on page 54 that all Offer conditions must be satisfied or waived as of “the Expiration Time.” However, the disclosure in the last paragraph on page 55 references that conditions may be waived or asserted “at any time prior to the Acceptance Time.” Please revise the last paragraph to be consistent with the first.

AstraZeneca Response: AstraZeneca acknowledges the Staff’s comment and respectfully submits that the foregoing disclosures reflect the provisions of Annex A of the Merger Agreement (which sets forth the conditions to the tender offer) and are consistent with each other. The disclosure on page 54, in the first paragraph of Section 15, indicates that if all Offer Conditions are satisfied or waived as of immediately prior to the expiration of the Offer (i.e., the Expiration Time), then Merger Sub is obligated to accept for payment and pay for the Shares. The disclosure on page 55, in the last paragraph of Section 15, indicates that—even if one of the Offer Conditions was not satisfied or waived at the Expiration Time—Parent and Merger Sub have the right, at any time prior to the Acceptance Time, to waive that condition. Since the two disclosures describe, respectively, (a) Merger Sub’s obligation to accept and pay for the Shares and (b) Parent’s and Merger Sub’s right to waive certain Offer Conditions, AstraZeneca does not believe there is an inconsistency in the references to different points in time.

Appraisal Rights, page 58

6.	We note the disclosure on page 59 stating that a stockholder wishing to exercise appraisal rights must deliver a written demand for appraisal of Shares “prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9.” Please revise to clarify precisely when the consummation of the Offer will occur for the purposes of exercising appraisal rights under Section 262 of the DGCL. For instance, please clarify whether consummation means the Expiration Time of the Offer or the time the bidder accepts the tendered shares.

AstraZeneca Response: In response to the Staff’s comment, AstraZeneca has revised the disclosure on page 59 of the Offer to Purchase.

Miscellaneous, page 59

7.	We note the following statement: “The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered shares will not be accepted from all stockholders. See Rule 13e- 4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-58597 (September 19, 2008). Please also make any conforming changes to similar statements in the Offer to Purchase and any exhibits to the Schedule TO.

AstraZeneca Response: In response to the Staff’s comment, AstraZeneca has revised the disclosure on page 59 of the Offer to Purchase, as well as the analogous disclosures on page 2 of the Form of Letter of Transmittal (filed as Exhibit (a)(1)(B) to the Schedule TO) and page 3 of the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed as Exhibit (a)(1)(D) to the Schedule TO). AstraZeneca notes that it intends to limit the Offer solely in reliance on Rule 14d-10(b)(2) of the Exchange Act. AstraZeneca further notes that the revised disclosure is consistent with that adopted by Sanofi in its letter to the Commission dated January 7, 2020, by Alexion Pharmaceuticals, Inc. in its letter to the Commission dated June 5, 2020 and by Marchex, Inc. in its letter to the Commission dated September 4, 2020, in each case in response to comments from the Staff similar to the foregoing comment.

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We thank the Staff for its review of the foregoing and the Schedule TO. If you have further questions or comments, please feel free to contact Oliver J. Board at +1 (646) 668-5133 or oliver.board@freshfields.com or me at +1 (212) 508-8806 or sebastian.fain@freshfields.com.

Sincerely,

/s/ Sebastian L. Fain
Sebastian L. Fain
cc:	Adrian Kemp Serry Habash
AstraZeneca PLC
Daniel Rees
Latham & Watkins LLP